

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mailstop 3233

October 17, 2017

<u>Via E-Mail</u>
Lloyd W. Howell, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Booz Allen Hamilton Holding Corporation
8283 Greensboro Drive
McLean, VA 22102

> **Re: Booz Allen Hamilton Holding Corporation**
> **Form 10-K for the fiscal year ended March 31, 2017**
> **Filed May 22, 2017**
> **File No. 001-34972**

Dear Mr. Howell:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Kristi Marrone

                                        Kristi Marrone
                                        Staff Accountant
                                        Office of Real Estate and
                                          Commodities